UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
EDUCATIONAL DEVELOPMENT CORPORATION
(Name of Issuer)
Common Shares, $0.20 par value
(Title of Class of Securities)
281479105
(CUSIP Number)
David P. Stephan, Esq.
Bradley Arant Boult Cummings LLP
1600 Division Street, Suite 700
Nashville, Tennessee 37203
(615) 252-2355
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
September 16, 2009
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐ .
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.	281479105	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS: Richard L. Scott IRS Identification Nos. of above persons (entities only):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP N/A
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS:

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

-0-

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0%

14	TYPE OF REPORTING PERSON:

IN

This Amendment No. 1 amends the Schedule 13D filed by Richard L. Scott (“Reporting Person”) on March 13, 2007 (the “Schedule 13D”), with respect to the Common Shares, $0.20 par value (the “Common Shares”), of Educational Development Corporation, a Delaware corporation (the “Issuer”). Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Schedule 13D.
The following Item is hereby amended and restated in its entirety to read as follows:
Item 5. Interest in Securities of the Issuer
The Reporting Person sold all of the Common Shares owned by the Reporting Person in open market or private transactions during the past 60 days:

			Aggregate
Sale Date	No. of Shares	Price Per Share	Consideration
09/09/2009	702	$5.55	$3,896.10
09/16/2009	374,536	$5.145	$1,926,987.72
The Common Shares were sold by three different entities controlled by the Reporting Person.
The Reporting Person has not purchased or sold any other Common Shares of the Issuer during the past 60 days.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: September 17, 2009
Richard L. Scott